UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 4)

YONGYE INTERNATIONAL, INC.
(Name of Issuer)
Common Stock, Par Value $0.001
(Title of Class of Securities)
98607B106
(CUSIP Number)
Richard Yee Abax Global Capital (Hong Kong) Limited Two International Finance Centre Suite 6708, 8 Finance Street, Central Hong Kong (852) 3602 1800
With copies to:
Akiko Mikumo Weil, Gotshal & Manges, LLP 29/F, Alexandra House 18 Chater Road, Central Hong Kong (852) 3476 9000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 15, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	98607B106

1.	NAME OF REPORTING PERSON: Abax Lotus Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) 
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): 
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 20,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 20,000 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1% (See Item 5)
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	98607B106

1.	NAME OF REPORTING PERSON: Abax Global Opportunities Fund
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) 
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): 
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 20,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 20,000 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1% (See Item 5)
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	98607B106

1.	NAME OF REPORTING PERSON: Abax Upland Fund, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) 
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): 
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 20,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 20,000 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1% (See Item 5)
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	98607B106

1.	NAME OF REPORTING PERSON: Abax Arhat Fund
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) 
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): 
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 20,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 20,000 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1% (See Item 5)
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	98607B106

1.	NAME OF REPORTING PERSON: Abax Claremont Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) 
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): 
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 20,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 20,000 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1% (See Item 5)
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	98607B106

1.	NAME OF REPORTING PERSON: Abax Global Capital
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) 
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): 
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 20,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 20,000 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1% (See Item 5)
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	98607B106

1.	NAME OF REPORTING PERSON: Abax Global Capital (Hong Kong) Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) 
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): 
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 20,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 20,000 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1% (See Item 5)
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	98607B106

1.	NAME OF REPORTING PERSON: Xiang Dong Yang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) 
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): 
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 20,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 20,000 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

This Amendment No. 4 (this “Amendment”) amends the Schedule 13D filed by Abax Lotus Ltd., a Cayman Islands domiciled exempted company (“Abax Lotus”), Abax Global Opportunities Fund, a Cayman Islands domiciled exempted company (“Global Fund”), Abax Upland Fund LLC, a Delaware limited liability company (“Upland”), Abax Arhat Fund, a Cayman Islands domiciled exempted company (“Arhat”), Abax Claremont Ltd., a Cayman Islands domiciled exempted company (“Abax Claremont”), Abax Global Capital, a Cayman Islands domiciled exempted company (“AGC”), Abax Global Capital (Hong Kong) Limited, a Hong Kong company (“Abax HK”), and Xiang Dong Yang, a citizen of Hong Kong (“Mr. Yang”, together with Abax Lotus, Global Fund, Upland, Arhat, Abax Claremont, AGC and Abax HK, each a “Reporting Person” and together the “Reporting Persons”) on October 19, 2012, as amended by Amendment No. 1 filed on December 31, 2012, Amendment No. 2 filed on April 1, 2013 and Amendment No. 3 filed on April 16, 2013 (the “Schedule 13D”). Except as specifically amended by this Amendment, the Schedule 13D remains in full force and effect. Capitalized terms used but not defined in this Amendment have meanings provided in the Schedule 13D.

Item 3.            Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows.

On May 15, 2013, the Financing Commitment Letter terminated in accordance with its terms. In connection with the termination, and in light of the suspension of trading of the Issuer’s Common Stock on the Nasdaq Global Select Market, Abax HK, on behalf of certain of the funds managed and/or advised by it and its nominee entities and its and their affiliates, delivered a letter dated May 15, 2013 to Full Alliance (the “Abax Letter”), indicating its continuing interest in pursuing the proposed going private transaction relating to the Issuer as described in the proposal letter delivered to the Board on October 15, 2012, and its intention to re-engage in the going private transaction as soon as the trading suspension is lifted.

The summary of the Abax Letter herein is not intended to be complete and is qualified in its entirety by reference to the full text of the Abax Letter, attached hereto as Exhibit 1.

Item 6.            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows.

The description in Item 3 of this Amendment is incorporated herein by reference.

Item 7.            Material to Be Filed as Exhibits

The following are filed herewith as exhibits to this Amendment:

Exhibit 1	Letter from Abax HK to Full Alliance International Limited, dated May 15, 2013.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Dated: May 16, 2013

ABAX LOTUS LTD.

By:	/s/ Xiang Dong Yang
Name:	Xiang Dong Yang
Title:	Director

ABAX GLOBAL OPPORTUNITIES FUND

By:	/s/ Xiang Dong Yang
Name:	Xiang Dong Yang
Title:	Director

ABAX UPLAND FUND, LLC

By:	ABAX CLAREMONT LTD. in its capacity as Managing Member

By:	/s/ Xiang Dong Yang
Name:	Xiang Dong Yang
Title:	Director

ABAX ARHAT FUND
By:	/s/ Xiang Dong Yang
Name:	Xiang Dong Yang
Title:	Director

ABAX CLAREMONT LTD.

By:	/s/ Xiang Dong Yang
Name:	Xiang Dong Yang
Title:	Director

ABAX GLOBAL CAPITAL

By:	/s/ Xiang Dong Yang
Name:	Xiang Dong Yang
Title:	Director

ABAX GLOBAL CAPITAL (HONG KONG) LIMITED

By:	/s/ Xiang Dong Yang
Name:	Xiang Dong Yang
Title:	Director

XIANG DONG YANG

/s/ Xiang Dong Yang
Name:	Xiang Dong Yang